Via facsimile and US Mail
Mail Stop 03-09							December 7, 2004


James Nian Zhan, Secretary
Kiwa Bio-Tech Products Group Corporation
17700 Castleton Street, Suite 589
City of Industry, California 91748

Re:	Kiwa Bio-Tech Products Group Corporation
	Amendment No. 2 to Registration Statement on Form SB-2
	File No. 333-117868, filed November 23, 2004

Dear Mr. Zhan:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Employment Agreements, page 49
1. We note your response to comment 28 and reissue the comment in part. Please describe any restrictive covenants and obligations under each of the employment agreements you describe in this section.



*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Direct accounting questions to Frank Wyman at (202) 942-2851 or
James Rosenberg, Senior Assistant Chief Accountant at (202) 942-
1803.
Direct all other questions to Song P. Brandon at (202) 942-2831 or me at (202) 942-1840 with any questions related to the comments above or other related matters.

							Sincerely,



							Jeffrey Riedler
							Assistant Director


cc:	V. Joseph Stubbs, Esq.
	Ryan Azlein, Esq.
	Stubbs Alderton & Markiles, LLP
	   15821 Venture Boulevard, Suite 525
	   Encino, CA 91436

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James Nian Zhan, Secretary
Kiwa Bio-Tech Products Group Corporation
December 8, 2004
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